Tel Aviv, October 31, 2005

VIA EDGAR

George F. Ohsiek, Jr.
Branch Chief
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Blue Square-Israel Ltd. Form 20-F for the fiscal year ended December 31, 2004 Filed June 30, 2005 File No. 333-05024

Dear Mr. Ohsiek:

In connection with the comments raised by the Staff in its comment letter dated September 8, 2005 with respect to the Form 20-F of Blue Square-Israel Ltd. (“Blue Square”) for the year ended December 31, 2004, the Company hereby acknowledges the following:

■	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

■	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

■	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please call MR. Emanuel Avner, Vice President and Chief Financial Officer at 972-3-928-2220.

Very truly yours,

BLUE SQUARE-ISRAEL LTD.

BY: /S/ Gil Unger —————————————— Name: Gil Unger Title: President and Chief Executive Officer	BY: /S/ Emanuel Avner —————————————— Name: Emanuel Avner Title: Vice President and Chief Financial Officer